Exhibit 99.1
Alcoa Inc.
390 Park Avenue
New York, New York  10022

February 1, 2016

Elliott Associates, L.P.
Elliott International, L.P.
Elliott International Capital Advisors Inc.
40 West 57th Street
New York, New York  10019

Gentlemen:

This letter agreement (this “Agreement”) constitutes the agreement between Alcoa Inc., a Pennsylvania corporation (the “Company”), Elliott Associates, L.P., a Delaware limited partnership (“Elliott Associates”), Elliott International, L.P., a Cayman Islands limited partnership (“Elliott International”), and Elliott International Capital Advisors Inc., a Delaware corporation (“EICA” and collectively with Elliott Associates and Elliott International, “Elliott”; each of Elliott Associates, Elliott International and EICA is an “Elliott Party”), with respect to the matters set forth below.  Each of the Company and the Elliott Parties is referred to herein as a “Party” and, collectively, as the “Parties.”

1.	Director Appointments. Effective February 5, 2016, the Board of Directors of the Company (the “Board”) shall increase the size of the Board to fifteen (15) directors and shall appoint each of Ulrich (Rick) Schmidt, Sean O. Mahoney and John C. Plant (each, an “Elliott Nominee”) to fill the vacancies so created, with John C. Plant to be appointed to the class of directors whose terms expire at the annual shareholders meeting in 2018, Ulrich (Rick) Schmidt to be appointed to the class of directors whose terms expire at the annual shareholders meeting in 2017 and Sean O. Mahoney to be appointed to the class of directors whose terms expire at the annual shareholders meeting in 2016 (the “2016 Annual Meeting”). Subject to paragraph 4, the Company shall include Sean O. Mahoney on its slate of nominees for election of directors at the 2016 Annual Meeting. The Board shall recommend (and shall not change such recommendation in a manner adverse to the Elliott Nominee unless required to do so by the Board’s fiduciary duties) that the Company’s shareholders vote in favor of the Board’s entire slate (including the Elliott Nominee) at the 2016 Annual Meeting and the Company shall use its reasonable best efforts to cause the election of the Elliott Nominee to the Company’s Board at the 2016 Annual Meeting (including soliciting proxies for the election of such Elliott Nominee) and otherwise supporting such Elliott Nominee for election in a manner no less rigorous and favorable than the manner in which the Company supports its other nominees. The Board shall not increase the size of the Board above fifteen (15) directors at any time prior to the Expiration Date.

2.	Replacement Elliott Nominees. In the event that any Elliott Nominee is unable or unwilling to serve as a director of the Company (other than on account of failure to be elected or reelected) prior to the Expiration Date, the Company agrees that Elliott can select a replacement candidate (a) who qualifies as “independent” under the applicable rules and regulations of the Securities and Exchange Commission (the “SEC”) and the New York Stock Exchange (the “NYSE”), and whose service as a director of the Company complies with applicable requirements of the Clayton Antitrust Act of 1914 and other applicable competition laws and regulations, and (b) who is reasonably acceptable to the Governance and Nominating Committee of the Board as a replacement candidate. Any replacement Elliott Nominee shall not be an employee, director, general partner, manager or other agent of any Elliott Party or any Affiliate of any Elliott Party and shall not have any agreement, arrangement or understanding, written or oral, with any Elliott Party or any Affiliate thereof regarding such replacement Elliott Nominee’s service on the Board. The Company shall appoint such replacement candidate who meets the foregoing criteria to replace the Elliott Nominee who is unable or unwilling to serve, with such replacement Elliott Nominee to be appointed to the Board to serve the unexpired term, if any, of the departed Elliott Nominee and such replacement shall be considered an Elliott Nominee for all purposes of this Agreement; provided, however, that Elliott’s right to select a qualified replacement candidate, and the Company’s obligation to appoint such candidate to the Board, shall terminate prior to the Expiration Date at such time as the Elliott Parties and their controlling or controlled Affiliates’ aggregate beneficial ownership decreases to less than 3.0% of the Company’s outstanding common stock as a result of dispositions by the Elliott Parties.

3.	Board Committee Membership. The Company agrees to appoint at least one Elliott Nominee to serve on each committee of the Board, including any committee that may be formed after the date hereof, subject only to the satisfaction of any qualifications for such service required under the applicable rules and regulations of the SEC and the NYSE. If the Board decides to form a Board committee the principal purpose of which is to oversee, evaluate, review or make recommendations with respect to any potential separation of the Company’s businesses (the “Separation”), the Board shall afford two of the Elliott Nominees the opportunity to be appointed to such committee.

4.	Nominee Information. As a condition to the Company’s obligation to nominate Sean O. Mahoney for re-election at the 2016 Annual Meeting, Mr. Mahoney shall provide any information required to be disclosed in a proxy statement or other filing under applicable law, stock exchange rules or listing standards, and information in connection with assessing eligibility, independence and other criteria applicable to directors or satisfying compliance and legal obligations, and shall consent to appropriate background checks comparable to those undergone by other non-management directors.

5.	Company Policies. The Parties acknowledge that each of the Elliott Nominees, upon appointment or election to the Board, will be governed by the same protections and obligations regarding confidentiality, conflicts of interest, fiduciary duties, trading and disclosure policies and other governance policies (collectively, “Company Policies”), and shall be required to preserve the confidentiality of Company business and information, including discussions or matters considered in meetings of the Board or Board committees, and shall have the same rights and benefits, including with respect to insurance, indemnification, exculpation, compensation and fees, as are applicable to all independent directors of the Company.

6.	Value-Add Board. In connection with, and subject to the completion of, the Separation, each of the Elliott Nominees shall be appointed to the board of directors of each of the post-Separation entities that includes any of the Company’s Engineered Products and Solutions, Transportation and Construction Solutions, or Global Rolled Products segments (it being understood that, if the Separation results in two separate companies, one consisting of the Company’s Engineered Products and Solutions, Transportation and Construction Solutions, and Global Rolled Products segments (the “ValueAdd Business”) and the other consisting of the Company’s Alumina and Primary Metals segments, the Elliott Nominees shall only be appointed to the board of directors of the ValueAdd Business); provided, however, that such appointment obligation shall cease to apply with respect to any Elliott Nominee who has ceased to be a director on the Board prior to completion of the Separation.

7.	Voting of Elliott Shares. At the 2016 Annual Meeting (and any adjournments or postponements thereof), the Elliott Parties will cause to be present for quorum purposes all Company common stock that the Elliott Parties have the right to vote as of the record date for the 2016 Annual Meeting, and vote or cause to be voted all such common stock (a) in favor of the election of directors nominated by the Board, and (b) in accordance with the Board’s recommendation on any proposal other than with respect to an Extraordinary Transaction.

8.	Standstill. From the date of this Agreement until the Expiration Date or until such earlier time as the restrictions in this paragraph 8 terminate as provided herein (such period, the “Restricted Period”), the Elliott Parties shall not, and shall cause their respective Affiliates and their respective principals, directors, general partners, officers, employees, and agents and representatives acting on their behalf (collectively, the “Restricted Persons”) not to, directly or indirectly, absent prior express written invitation or authorization by the Board:

(a)	engage in any “solicitation” (as such term is used in the proxy rules of the SEC, but without regard to the exclusion set forth in Rule 14a-1(l)(2)(iv)) of proxies or consents with respect to the election or removal of directors or any other matter or proposal or become a “participant” (as such term is used in the proxy rules of the SEC) in any such solicitation of proxies or consents;

(b)	knowingly encourage, advise or influence any other Person or knowingly assist any Person in so encouraging, advising or influencing any Person with respect to the giving or withholding of any proxy, consent or other authority to vote or in conducting any type of referendum (other than such encouragement, advice or influence that is consistent with the Company management’s recommendation in connection with such matter);

(c)	form, join or participate in any way in any “group” as defined pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to any Voting Securities, other than solely with other Affiliates of the Elliott Parties with respect to Voting Securities now or hereafter owned by them;

(d)	acquire, or offer, seek or agree to acquire, by purchase or otherwise, or direct any third party in the acquisition of, any Voting Securities or assets of the Company, or rights or options to acquire any Voting Securities or assets of the Company, or engage in any swap or hedging transactions or other derivative agreements of any nature with respect to Voting Securities, in each case if such acquisition or transaction would result in the Elliott Parties, together with their controlling or controlled Affiliates, having beneficial ownership of 10% or more of the Company common stock or economic exposure to 15% or more of the Company common stock;

(e)	sell, offer or agree to sell all or substantially all, directly or indirectly, through swap or hedging transactions or otherwise, voting rights decoupled from the underlying common stock of the Company held by the Elliott Parties;

(f)	make or in any way participate, directly or indirectly, in any tender offer, exchange offer, merger, business combination, recapitalization, restructuring, liquidation, dissolution or similar transaction involving the Company or its subsidiaries or its or their securities or assets (it being understood that the foregoing shall not restrict the Elliott Parties from tendering shares, receiving payment for shares or otherwise participating in any such transaction on the same basis as other shareholders of the Company, or from participating in any such transaction that has been approved by the Board); or make, directly or indirectly, any proposal, either alone or in concert with others, to the Company or the Board that would reasonably be expected to require a public announcement regarding any such transaction;

(g)	enter into a voting trust, arrangement or agreement or subject any Voting Securities to any voting trust, arrangement or agreement, in each case other than solely with other Affiliates of the Elliott Parties, with respect to Voting Securities now or hereafter owned by them;

(h)	(i) seek, alone or in concert with others, election or appointment to, or representation on, the Board or nominate or propose the nomination of, or recommend the nomination of, any candidate to the Board, except as specifically permitted in paragraph 2, (ii) seek, alone or in concert with others, the removal of any member of the Board or (iii) conduct a referendum of shareholders;

(i)	make or be the proponent of any shareholder proposal (pursuant to Rule 14a-8 under the Exchange Act or otherwise) for consideration by the Company’s shareholders;

(j)	make any request for stock list materials or other books and records of the Company under Section 1508 of the Pennsylvania Business Corporation Law or other statutory or regulatory provisions providing for shareholder access to books and records;

(k)	make any proposal or statement with respect to (i) any change in the number or term of directors or the filling of any vacancies on the Board, (ii) any material change in the capitalization or dividend policy of the Company, (iii) the Separation and any other material change in the Company’s management, governance or corporate structure, (iv) causing a class of securities of the Company to be delisted from, or to cease to be authorized to be quoted on, any securities exchange or (v) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act;

(l)	institute, solicit, assist or join any litigation, arbitration or other proceeding against or involving the Company or any of its current or former directors or officers (including derivative actions) in order to effect or take any of the actions expressly prohibited by this paragraph 8; provided, however, that for the avoidance of doubt the foregoing shall not prevent any Restricted Person from (i) bringing litigation to enforce the provisions of this Agreement, (ii) making counterclaims with respect to any proceeding initiated by, or on behalf of, the Company against a Restricted Person, (iii) bringing bona fide commercial disputes that do not relate to the subject matter of this Agreement or the topics covered in the correspondence between the Company and the Restricted Persons prior to the date hereof, or (iv) exercising statutory appraisal rights; provided, further, that the foregoing shall also not prevent the Restricted Persons from responding to or complying with a validly issued legal process;

(m)	enter into any negotiations, agreements or understandings with any third party to take any action that the Elliott Parties are prohibited from taking pursuant to this paragraph 8; or

(n)	make any request or submit any proposal to amend or waive the terms of this Agreement, in each case which would reasonably be expected to result in a public announcement of such request or proposal;

provided, that the restrictions in this paragraph 8 shall terminate automatically upon the earliest of (i) upon five (5) business days’ prior written notice delivered by Elliott to the Company following a material breach of this Agreement by the Company (including, without limitation, a failure to appoint the Elliott Nominees in accordance with paragraph 1) if such breach has not been cured within such notice period, provided that the Elliott Parties are not then in material breach of this Agreement, (ii) the announcement by the Company of a definitive agreement with respect to any transaction that would result in the acquisition by any Person or group of more than 50% of the outstanding shares of Company common stock, (iii) the commencement of any tender or exchange offer (by a Person other than the Elliott Parties or their Affiliates) which, if consummated, would result in the acquisition by any Person or group of more than 50% of the outstanding shares of Company common stock, where the Company files a Schedule 14D-9 (or any amendment thereto), other than a “stop, look and listen” communication by the Company pursuant to Rule 14d-9(f) promulgated under the Exchange Act, that does not recommend that the Company’s shareholders reject such tender or exchange offer or (iv) such time as the Company issues a preliminary proxy statement, definitive proxy statement or other proxy materials in connection with the 2016 Annual Meeting that are inconsistent in any material respect with the terms of this Agreement.  Notwithstanding the foregoing, this paragraph 8 shall not prevent the Elliott Parties from making public or private statements commenting on the Company’s business and operations or any Extraordinary Transaction announced by or in respect of the Company.

9.	Private Communications; Confidentiality. Notwithstanding anything to the contrary contained in paragraph 8, during the Restricted Period, the Elliott Parties and their respective Affiliates may communicate privately with the Company’s directors, chief executive officer, chief financial officer, general counsel or investor relations personnel (the “Contact Personnel”), but only so long as such private communications do not require any public disclosure thereof. The Company hereby confirms that it will afford representatives of the Elliott Parties a reasonable opportunity to continue to engage in discussions with the Company. Subject to the foregoing, in addition, the Elliott Parties acknowledge and agree that the Contact Personnel may engage in discussions with the Elliott Parties and their respective Affiliates subject to, and in accordance with, the terms of their fiduciary duties to the Company and the Company Policies (but without being limited by Company Policies to the extent they provide that management (rather than directors) shall be responsible for engaging in communications with external constituencies). The Company shall not adopt any new Company Policies that further restrict the ability of the Contact Personnel to engage in discussions with the Elliott Parties. Without limiting the foregoing, the Contact Personnel may not disclose to the Elliott Parties and their respective Affiliates (i) any information regarding the deliberations of the Board or its committees as a whole or of individual members of the Board or its committees or members of the Company’s management, (ii) any confidential or proprietary information of any third party in the possession of the Company and its subsidiaries that either (x) is identified as such to the Contact Personnel by or on behalf of the Company or (y) as to which it is reasonably apparent that the Company or any of its subsidiaries is obligated by a contractual, legal or fiduciary obligation prohibiting disclosure, (iii) any legal advice provided by external or internal counsel to the Company or any of its subsidiaries or (iv) any other information that may constitute a waiver of the Company’s or any of its subsidiaries’ attorney-client privilege or attorney work-product privilege (both with respect to internal or external legal counsel) that is identified as such to the Contact Personnel by or on behalf of the Company. The Elliott Parties hereby agree that any confidential or proprietary information of the Company that they or their Affiliates obtain in discussions contemplated by this paragraph 9 will be kept confidential, may be used solely for the purpose of monitoring and evaluating their investment in the Company, and may not be used to make Disparaging Statements.

10.	Non-Disparagement. During the Restricted Period, the Company and the Elliott Parties shall each refrain from making, and shall cause their respective Affiliates and its and their respective principals, directors, members, general partners, officers and employees not to make or cause to be made, any statement or announcement (including in any document or report filed with or furnished to the SEC or through the press, media, analysts or other Persons) that constitutes an ad hominem attack on, or otherwise disparages, defames, slanders, or impugns or is reasonably likely to damage the reputation of, (a) in the case of statements or announcements by any of the Elliott Parties: the Company or any of its Affiliates, subsidiaries or advisors, or any of its or their respective current or former officers, directors or employees (including, without limitation, any such statements or announcements regarding the Company’s strategy, operations, products, performance or services), and (b) in the case of statements or announcements by the Company: the Elliott Parties, their respective Affiliates and their respective employees (any such statements, a “Disparaging Statement”). The foregoing shall not restrict the ability of any Person to comply with any subpoena or other legal process or respond to a request for information from any governmental authority with jurisdiction over the party from whom information is sought.

11.	Press Release. Following the execution of this Agreement, by 5:00 P.M. (New York time) on February 1, 2016, the Company shall issue a press release announcing certain terms of this Agreement in the form attached hereto as Exhibit A (the “Press Release”). No Party shall make any statement inconsistent with the Press Release in connection with the announcement of this Agreement. None of the Elliott Parties or their Affiliates shall issue a press release in connection with this Agreement or the actions contemplated hereby.

12.	Form 8-K; Schedule 13D Amendment. Promptly following the execution and delivery of this Agreement, the Company will file a Current Report on Form 8-K, which will report the entry into this Agreement. The Elliott Parties shall promptly, but in no case prior to the filing or other public release by the Company of the Press Release, prepare and file an amendment to the Schedule 13D with respect to the Company originally filed by the Elliott Parties with the SEC on November 23, 2015, and amended by Amendment No. 1 filed January 25, 2016, to report the entry into this Agreement and to amend applicable items to conform to its obligations hereunder. Such Current Report on Form 8-K and amendment to Schedule 13D shall be consistent with the Press Release and the terms of this Agreement, and shall be in form and substance reasonably acceptable to the Company and the Elliott Parties.

13.	Insider Trading Restrictions. The Elliott Parties hereby acknowledge that they and their Affiliates are aware that United States securities laws may restrict any person who has material, non-public information about a company from purchasing or selling any securities of such company while in possession of such information.

14.	Representations and Warranties of the Company. The Company represents and warrants to Elliott that (a) the Company has the corporate power and authority to execute this Agreement and to bind it thereto, (b) this Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company, and is enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles and (c) the execution, delivery and performance of this Agreement by the Company does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to the Company, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which the Company is a party or by which it is bound.

15.	Representations and Warranties of Elliott Parties. Each of the Elliott Parties represents and warrants to the Company that (a) the authorized signatory of such Elliott Party set forth on the signature page hereto has the power and authority to execute this Agreement and any other documents or agreements to be entered into in connection with this Agreement and to bind it thereto, (b) this Agreement has been duly authorized, executed and delivered by such Elliott Party, and is a valid and binding obligation of such Elliott Party, enforceable against it in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles, (c) the execution of this Agreement, the consummation of any of the transactions contemplated hereby, and the fulfillment of the terms hereof, in each case in accordance with the terms hereof, will not conflict with, or result in a breach or violation of the organizational documents of Elliott as currently in effect, (d) the execution, delivery and performance of this Agreement by such Elliott Party does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to Elliott, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which such Elliott Party is a party or by which it is bound, and (e) as of the date of this Agreement, (i) the Elliott Parties beneficially own in the aggregate 86,200,000 shares of Company common stock, including 8,600,000 shares of Company common stock underlying currently exercisable options, and (ii) the Elliott Parties have additional economic exposure to the Company’s common stock through notional principal amount derivative agreements in the form of cash settled swaps comparable to an interest in 12,000,000 shares of Company common stock.

16.	Certain Defined Terms. “Person” shall be interpreted broadly to include, among others, any individual, general or limited partnership, corporation, limited liability or unlimited liability company, joint venture, estate, trust, group, association or other entity of any kind or structure. “Affiliate” shall have the meaning set forth in Rule 12b-2 promulgated under the Exchange Act and shall include Persons who become Affiliates of any Person subsequent to the date of this Agreement. “Beneficially own”, “beneficially owned” and “beneficial ownership” shall have the meaning set forth in Rules 13d-3 and 13d-5(b)(1) promulgated under the Exchange Act. “Business day” shall mean any day other than a Saturday, Sunday or a day on which the Federal Reserve Bank of New York is closed. “Expiration Date” means the date immediately following the date that is 30 days prior to the last day of the time period, established pursuant to the Company’s Articles of Incorporation, for shareholders to deliver notice to the Company of director nominations to be brought before the Company’s 2017 annual meeting of shareholders. “Extraordinary Transaction” means any tender offer, exchange offer, merger, consolidation, acquisition, business combination, recapitalization, restructuring, liquidation, dissolution or other similar transaction outside the ordinary course of business involving the Company or any of its subsidiaries or its or their securities or assets, but excluding the Separation. “Group” shall have the meaning set forth in Section 13(d) of the Exchange Act. “Voting Securities” shall mean the shares of common stock of the Company and any other securities of the Company entitled to vote in the election of directors, or securities convertible into, or exercisable or exchangeable for, such shares or other securities, whether or not subject to the passage of time or other contingencies.

17.	Affiliates. Each of the Elliott Parties agrees that it will cause its Affiliates to comply with the terms of this Agreement.

18.	Specific Performance. Each of Elliott, on the one hand, and the Company, on the other hand, acknowledges and agrees that irreparable injury to the other Party hereto would occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that such injury would not be adequately compensable by the remedies available at law (including the payment of money damages). It is accordingly agreed that Elliott, on the one hand, and the Company, on the other hand (the “Moving Party”), shall each be entitled to specific enforcement of, and injunctive relief to prevent any violation of, the terms hereof, and the other Party hereto will not take action, directly or indirectly, in opposition to the Moving Party seeking such relief on the grounds that any other remedy or relief is available at law or in equity. This paragraph 18 is not the exclusive remedy for any violation of this Agreement.

19.	Expenses. Each Party shall be responsible for its own fees and expenses incurred in connection with the negotiation, execution and effectuation of this Agreement and the transactions contemplated hereby, including, but not limited to, any matters related to the 2016 Annual Meeting; provided, however, that the Company shall reimburse Elliott for the reasonable and customary fees and expenses of Korn Ferry incurred prior to the date hereof to identify and evaluate the Elliott Nominees as director candidates.

20.	Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. It is hereby stipulated and declared to be the intention of the Parties that the Parties would have executed the remaining terms, provisions, covenants and restrictions without including any of such which may be hereafter declared invalid, void or unenforceable. In addition, the Parties agree to use their best efforts to agree upon and substitute a valid and enforceable term, provision, covenant or restriction for any of such that is held invalid, void or enforceable by a court of competent jurisdiction.

21.	Notices. Any notices, consents, determinations, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (a) upon receipt, when delivered personally; (b) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (c) one business day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the Party to receive the same. The addresses and facsimile numbers for such communications shall be:

If to the Company:

Alcoa Inc.
390 Park Avenue
New York, New York 10022
Facsimile No: (212) 437-9876
Attention: Chief Legal Officer

With a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Facsimile No: (212) 403-2000
Attention: David A. Katz
Karessa L. Cain

If to the Elliott Parties:

Elliott Associates, L.P.
Elliott International, L.P.
40 West 57th Street
New York, New York 10019
Facsimile No: (212) 478-2401
Attention: Dave Miller

With copies (which shall not constitute notice) to:

Elliott Associates, L.P.
Elliott International, L.P.
40 West 57th Street
New York, New York 10019
Facsimile No: (212) 478-1851
Attention: General Counsel

Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019-6099
Facsimile No: (212) 728-8111
Attention: Maurice M. Lefkort
Michael A. Schwartz

Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
Facsimile No: (212) 451-2222
Attention: Steve Wolosky
Andrew M. Freedman

22.	Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York without reference to the conflict of laws principles thereof that would result in the application of the laws of another jurisdiction. Each of the Parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other Party hereto or its successors or assigns, shall be brought and determined exclusively in either (x) the United States District Court for the Southern District of New York, to the extent that such court has subject matter jurisdiction, or (y) the Commercial Division of the Supreme Court of the State of New York in the County of New York (or if such court lacks subject matter jurisdiction, in the courts of the State of New York in the County of New York) and, in each case, any appellate court therefrom. Each of the Parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement in any court other than the aforesaid courts. Each of the Parties hereto hereby irrevocably waives, and agrees not to assert in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the abovenamed courts for any reason, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by applicable legal requirements, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

23.	Counterparts; Headings. This Agreement may be executed in two or more counterparts, each of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to the other Party (including by means of electronic delivery or facsimile). The paragraph headings contained in this Agreement are inserted for convenience of reference only and will not affect the meaning or interpretation of this Agreement.

24.	Entire Agreement; Amendment and Waiver; Successors and Assigns; Third Party Beneficiaries; Waiver of Jury Trial. This Agreement contains the entire understanding of the Parties hereto with respect to its subject matter. There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings between the Parties other than those expressly set forth herein. No modifications of this Agreement can be made except in writing signed by an authorized representative of each the Company and the Elliott Parties. No failure on the part of any Party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such Party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. Time is of the essence in the performance of this Agreement. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law. The terms and conditions of this Agreement shall be binding upon, inure to the benefit of, and be enforceable by the Parties hereto and their respective successors, heirs, executors, legal representatives, and permitted assigns. No Party shall assign this Agreement or any rights or obligations hereunder without, with respect to any Elliott Party, the prior written consent of the Company, and with respect to the Company, the prior written consent of the Elliott Parties. This Agreement is solely for the benefit of the Parties hereto and is not enforceable by any other Persons. Each of the Parties, after consulting or having had the opportunity to consult with counsel, knowingly, voluntarily and intentionally waives any right that such Party may have had to a trial by jury in any litigation based on or arising out of this Agreement or any related instrument or agreement, or any of the transactions contemplated thereby, or any related course of conduct, dealing, statements (whether oral or written), or actions of any of them.

25.	Interpretation. Each of the Parties acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement, and that it has executed this Agreement with the advice of such counsel. Each Party and its counsel cooperated and participated in the drafting and preparation of this Agreement, and any and all drafts relating thereto exchanged among the Parties shall be deemed the work product of all of the Parties and may not be construed against any Party by reason of its drafting or preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any Party that drafted or prepared it is of no application and is hereby expressly waived by each of the Parties, and any controversy over interpretations of this Agreement shall be decided without regard to events of drafting or preparation.

[Signature page follows]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized signatories of the Parties as of the date hereof.

ALCOA INC.

By:	/s/ Klaus Kleinfeld
Name: Klaus Kleinfeld
Title: Chairman and Chief Executive Officer

ELLIOTT ASSOCIATES, L.P.

By:	Elliott Capital Advisors, L.P., its General Partner

By:	Braxton Associates, Inc., its General Partner

By:	/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

ELLIOTT INTERNATIONAL, L.P.

By:	Elliott International Capital Advisors Inc., as Attorney-in-Fact

By:	/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.
By:	/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

Exhibit A
[attached]